Exhibit 99.1

MindMed Appoints Pharmaceutical Veteran Peter Bergethon, M.D. to Scientific Advisory Board

New York, NY - June 17, 2021 - MindMed (Nasdaq: MNMD, NEO: MMED, DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, has announced the addition of Dr. Peter Bergethon, a world-leading expert in neurology, digital medicine, and central nervous system (CNS) drug development to the Company’s Scientific Advisory Board.

Dr. Bergethon is the Vice President and Head of Digital and Quantitative Medicine at Biogen Inc., where he leads the effort to transform clinical trials and humanize drug discovery by encouraging the transition of clinical trial measures from a qualitative to a quantitative discipline. The Quantitative Medicine transformation has advanced Biogen’s leadership in neuroscience therapeutics and personalized medicine. Dr. Bergethon came to Biogen in 2017 from Pfizer Worldwide Research and Development where he was Vice President and Head of the Pfizer Innovation Research Lab within the Early Clinical Development group.

Before joining the biopharmaceutical industry in 2012, Dr. Bergethon spent 30 years in academic medicine as a Professor at Boston University and Tufts University in the Departments of Biochemistry, Neurology, Neurobiology & Anatomy, and Biomedical Engineering. Dr. Bergethon graduated from Williams College with honors in biology for research in neurocybernetics and then earned an M.D. from Jefferson Medical College. He is board-certified in internal medicine and neurology following dual residencies at Boston City Hospital. Dr. Bergethon received his formal science training through the National Institutes of Health’s Physician-Scientist training in biophysical chemistry at Boston University School of Medicine. He then completed a fellowship training in EEG and neurophysiology at Lahey Clinic-Hitchcock Medical Center in Burlington, MA. In 1995, Dr. Bergethon received the American Academy of Neurology’s Founders’ Award. Dr. Bergethon has written and contributed to over 130 research papers and books and is the single author of “The Physical Basis of Biochemistry: The Foundations of Molecular Biophysics”, 2nd Ed.

MindMed CEO Robert Barrow said, "We are thrilled to welcome Dr. Bergethon to our Scientific Advisory Board. As we seek to revolutionize mental health and addiction care, we continue to explore ways of leveraging innovative digital medicine approaches to facilitate broad accessibility and major public health impacts. Dr. Bergethon’s extensive experience in this field will be invaluable in progressing all of our research and development efforts."

Dr. Bergethon stated, "My research and interests have always centered around a core question: ‘What are the physical and systemic bases for creativity and intelligent behavior, and how could such behavior be practically constructed or reconstructed?’ This core query continues to form the basis for the approach that digital medicine takes toward transforming neuroscience therapeutics. The ultimate thrust of my interest is the design, construction, and operation of ‘intelligent machines’ inspired by biological understanding. By any measure, I have lived a charmed scientific existence."

MindMed’s Scientific Advisory Board is composed of a diverse group of members with expertise in psychiatry, neuroscience, and clinical development. The Scientific Advisory Board leverages decades of deep knowledge in biotech and psychiatry to guide MindMed’s development programs. Members represent institutions such as Johns Hopkins, New York University Langone Health, Duke University, National Institutes of Health (NIH), Stanford University, and Albany Medical College.

Scientific Advisory Board Chair, Dr. Robert Malenka added, “We are very excited to welcome Dr. Bergethon to the Scientific Advisory Board. He brings a wealth of experience and innovative thinking to MindMed’s digital medicine efforts and will be invaluable in helping MindMed be the world leader in developing effective new treatments based on the most rigorous science.”

About MindMed

MindMed is a clinical-stage biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental health. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach of developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ. For more information: www.mindmed.co

MindMed Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include statements regarding the expertise of the Scientific Advisory Board and ability to leverage the knowledge of the Scientific Advisory Board, the ability to develop and the potential success of using technology to improve health outcomes, the pursuit of strategic initiatives, and the Company's intended future business plans and operations, including the development of psychedelic inspired medicines and experiential therapies. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all of the provinces and territories of Canada and available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com